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                                               1934 Act Registration No. 1-13230

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2003

                   CHINA EASTERN AIRLINES CORPORATION LIMITED
                 (Translation of registrant's name into English)

                               2550 Hong Qiao Road
                         Hong Qiao International Airport
                                 Shanghai 200335
                         The People's Republic of China
                                (8621) 6268-6268
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F    X                    Form 40-F
                      -------                           -------

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1):      )
                                                    ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                No    X
                   -------                           -------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82            )
                                                -----------


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                                    EXHIBIT



Exhibit
Number                                                                                           Page
-------                                                                                          ----
  1.1        Announcement regarding the First Quarterly Report 2003 and Profit Warning, dated      4
             April 29, 2003.

  1.2        Announcement in relation to the Board Resolution, dated April 29, 2003.              13

  1.3        Notice of 2002 Annual General Meeting, dated April 29, 2003.                         14


         CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     Exhibit 1.1 of this report contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements of China Eastern Airlines Corporation Limited (the "Company") relating to the impact of the outbreak of atypical pneumonia on the Company's operations. The Company does not intend to update these forward-looking statements.

     These forward-looking statements reflect the current view of the Company with respect to future events. Actual events or results may differ materially from information contained in the forward-looking statements.

                                      -2-
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CHINA EASTERN AIRLINES CORPORATION LIMITED
                                     ------------------------------------------
                                                     (Registrant)


 Date: April 30, 2003                By: /s/   YE YIGAN
                                         ---------------------------------------
                                         Name : Ye Yigan
                                         Title: Chairman of Board of Directors